Exhibit 3

CUSIP NO. 45838M104                                        Page 11 of 16 Pages

VIA FACSIMILE - (919) 462-3081



July 29, 1999

J.W. Stealey
Chairman and Chief Executive Officer
iEntertainment Network, Inc.
215 Southport Drive, Suite 1000
Morrisville, North Carolina  27560

Dear Bill:

We have received you letter dated July 28, 1999. Although your stated intentions with respect to an annual shareholders' meeting are laudable, your letter does not propose any immediate actions. Rather, you continue to make excuses why a meeting has not been held. Given the amount of time that has elapsed since the last shareholders' meeting, we see no reason why a shareholders' meeting should be further delayed. The statement that your management and counsel have been busy with other matters does not justify trampling shareholders' rights by avoiding the most basic aspect of proper corporate governance.

Consequently, we hereby demand that you discontinue your delaying tactics and immediately schedule the date for the annual shareholders' meeting. If such a date is not established by Tuesday, August 3, 1999, we will be forced to pursue any and all remedies, including legal action personally against the directors of the Company and any members of management who are obstructing the rights of shareholders, as well as seeking a court order directing that a meeting be held.

Assuming, as you suggest, that your management and counsel are busy, we would not object to scheduling the meeting sometime during the first two weeks of October (rather than by the end of September) in order to provide you with additional time to prepare your proxy solicitation materials; provided, that the meeting date is scheduled immediately. With respect to your suggestion that SEC concerns might prevent you from immediately fixing the meeting date, we suggest that you consult your counsel because (a) you may not need to file preliminary proxy materials and (b) even if you do, it is standard practice to establish the meeting date prior to the preparation and filing of such preliminary materials and, in the unlikely event of a full SEC review, to reschedule the date if necessary.

CUSIP NO. 45838M104                                        Page 12 of 16 Pages

We look forward to hearing from you.


Very truly yours,

VERTICAL FINANCIAL HOLDINGS


By: /s/ Jacob Agam
    Jacob Agam, Chairman

cc:  Michael Oliver, CFO and Secretary
     David H. Kestel, Director
     J. Nicholas England, Director
     W. Joseph McClelland, Director